

iTalk
iTalk, Inc. ❑ 2400 West Cypress Creek Road, Suite 111 ❑ Fort Lauderdale, FL 33309

VIA E-mail

March 18, 2014

Jill Davis, Associate Chief Accountant
Office of Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: iTalk, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-54664
CIK: 0001373444

Ms. Davis,

In regard to the requested response to comments received from Larry Spirgel's office, the Company respectfully requests waiver of disclosure of audited financial statements associated with its June 6, 2013 asset acquisition of ITG.

Background: Italk, Inc. – Form 10-K for Year Ended August 31, 2013; Acquistion, page F-8

Below is the question from Mr. Spirgel's office and the Company's response submitted on March 10, 2014.

1. **Please tell us why the audited financial statements of ITG, and pro forma financial information were not provided in your 8-K filed May 31, 2013 pursuant to Item 9.01 of Form 8-K.**

   Response: The financial reporting structure of the Seller (Data Jack, Inc.) from which the assets of ITG were acquired, did not segregate the ITG business transactions from its other related business activities in its accounting system nor did it disclose ITG's financial results independently. The Company evaluated the cost of separating and recasting the ITG financial results from the previous 2 years of transactions into discrete financial statements to obtain an independent audit opinion and concluded that it was cost prohibitive and disproportionate to the value of the assets acquired. Since the actual transaction closing did not occur until June 6, 2013 (4th Quarter), the Company deemed the disclosure of actual results of operations (which were consistent with prior years) in its 10-K and subsequent 10-Q (1st Quarter) to be sufficient in the circumstances.

   Request for Waiver:

On the basis of the foregoing, we respectfully request that your office waive the disclosure requirements on the Company's 10-K, F-8 filing.

Sincerely,

Richard Dea, CFO